

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 7, 2018

Lim Chun Hoo
Chief Executive Officer
Ho Wah Genting Group Limited
Wisma Ho Wah Genting, No. 35, Jalan Maharajalela,
50150 Kuala Lumpur, Malaysia

> **Re:** **Ho Wah Genting Group Limited**
> **Form 10-K** for the fiscal year ended December 31, 2017
> **Filed April 18, 2018**
> **File No. 333-199965**

Dear Mr. Hoo:

We have reviewed your February 15, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

PART II

ITEM 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition, page F-11

1. We note you disclose that the increase in revenues from the year ended December 31, 2016 to 2017 was a result of your ten percent management fees charged for the Exclusive Travel Membership business. In future filings, if applicable, please disclose any

performance, cancellation, termination, or refund type provisions in your client arrangements and the impact these terms have on your revenue recognition policies.

Form 8-K filed May 12, 2017

2. We note you state that the Exhibit 16.1 Letter from Centurion ZD CPA Limited would be filed by amendment but such amendment was never filed. Please ensure that the letter provided by your former accountant is filed as an exhibit by amendment to the 8-K.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services

cc: Via E-mail
Mark Crone
The Crone Law Group